

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2017

Via E-mail
Robert Landau
President and Chief Executive Officer
Pacific Gold & Royalty Corp.
848 N. Rainbow Blvd. #2987
Las Vegas, NV 89107

> **Re:** **Pacific Gold & Royalty Corp.**
> **Registration Statement on Form 10**
> **Filed October 4, 2017**
> **File No. 000-32629**

Dear Mr. Landau:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Andrew Hudders, Esq.